Exhibit 99.1

triterras.com Triterras, Inc. Company Update information May 18, 2021

triterras.com This presentation (the “presentation”) is for informational purposes only and does not constitute an offer to sell, a solicit ati on of an offer to buy, or a recommendation to purchase any equity or debt or other financial instruments of Triterras Inc. (“Triterras”) or their respective affiliates. The sole purpose of the presentation is to update investors with respect to certain matters relating to Triterras and is not intended to be all - inclusive. Triterras disclaims any duty to update the information contained in this presentation except as required by applicable law. Forward - Looking Statements . This presentation includes “forward - looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 . Triterras’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward - looking statements as predictions of future events . Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward - looking statements . These forward - looking statements include Triterras’ expectations with respect to future performance . These forward - looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results . Most of these factors are outside Triterras’ control and are difficult to predict . Factors that may cause such differences include but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in Triterras’ Form 20 - F ( 001 - 39693 ) filed with the Securities and Exchange Commission (the “SEC”) on November 16 , 2020 (the “Form 20 - F”) and in Triterras’ other filings with the SEC . Triterras cautions that the foregoing list of factors is not exclusive . Triterras cautions readers not to place undue reliance upon any forward - looking statements, which speak only as of the date made . Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward - looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based . Disclaimers

triterras.com Share Buyback Update ▪ On Jan 18, 2021, the Company announced a share repurchase program of up to US$50 million of the Company’s shares. ▪ On Apr 20, 2021, the Company completed its share repurchase program initiated on Feb 12, 2021. As of 20 April 2021 Total purchases (US$) $49,866,509 Total number of shares purchased 6 , 671 , 788 Average share price purchased (US$) $7.47 Total commission paid $133,436

triterras.com Cash Position • As of May 1 , 2021 the Company’s cash position was approximately $ 130 million, reflecting the generation of cash through operations and the cash utilized in the previously announced and now completed stock buyback program . • As of May 1 , 2021 the Company has no long - term debt .

triterras.com Auditor Appointment • The Company recognizes that engagement of an independent auditor is amongst its highest priorities . It is currently in discussions with a number of qualified audit firms . The release of the FY 2020 earnings (for the fiscal year ending February 28 , 2021 ) is dependent on the successful engagement of the auditor . The Company will announce the auditor engagement as soon as it is successfully completed .

triterras.com Mergers and Acquisition Activity Strategic Partnership Focus • On May 17 , 2021 the company announced the successful execution of definitive documents relating to of the Invoice Bazaar acquisition . This transaction informs the Company’s acquisition focus – to execute transactions that provide significant strategic synergies and/or provides tactical advantages and long - term earnings growth . As an example, the Invoice Bazaar transaction included an earn out provision . To fully earn the earn out compensation of $ 4 million, Invoice Bazaar is required to generate revenues of $ 10 million over the next 2 years . • The Company has a pipeline of acquisition candidates and continues to pursue its acquisition strategy . The Company has a strong cash position and over 6 . 6 million treasury shares to execute on these potential opportunities to increase shareholder value . • The Company has previously announced strategic partnerships with Marsh, Seven Oceans and Western Union to enhance its product and service offerings . In addition to M&A, the Company has a pipeline of potential strategic partnerships that will potentially increase the strength of its products and services .

triterras.com Organizational Development • The Company has recently announced progress in key appointments to its executive team • Sri Vasireddy has been named as the Chief Technology Officer and the Company has more than doubled its technology staffing over the past several months . • Ashish Srivastava, formerly SVP Technology, has been named as the Chief Commercial Officer . • In Business Development we announced the appointment of Mounia - Mia Bouriss as European Head, Funds Origination and Structuring, Peter Karos, Business Development North America and Raffi Rios, Insurance Expert . • Today we are announcing two new appointments in Business Development . Mr . Etienne Huyghues Despointe has joined the Company as VP Funds Origination and Structuring and Mr . Raymond Siem as Business Development Asia . • As previously announced, the Invoice Bazaar executive team has joined Triterras and will be led by Anand Nagaraj who will serve as Executive Vice President, Middle East . In total, 11 team members of Invoice Bazaar have joined the Triterras team .